SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Royal Caribbean Cruises Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

V7780T103

(CUSIP Number)

August 25, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons Cruise Associates, a Bahamian general partnership
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0
(6) Shared Voting Power 0
(7) Sole Dispositive Power 0
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 0
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 0
(12)	Type of Reporting Person (See Instructions) PN

Item 1	(a).	Name of Issuer:

Royal Caribbean Cruises Ltd.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

1050 Caribbean Way Miami, FL 33132

Item 2	(a)-(c).	Name, Address of Principal Business Office and Citizenship of Filing Person:

c/o CIBC Trust Company (Bahamas) Limited Post Office Box N-3933 Goodman’s Bay Corporate Centre Ground Floor Nassau, Bahamas Citizenship: Bahamas

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e).	CUSIP Number:

V7780T103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

0

(b) Percent of class:

0

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 25, 2011

CRUISE ASSOCIATES, a Bahamian general partnership

By:	OSIRIS HOLDINGS INC., a general partner

By:	/s/ J.F. Megginson
Name: J.F. Megginson
Title: Director

By:	CET INVESTMENT GROUP, a general partner

By: CIBC Trust Company (Bahamas) Limited, not individually but solely as Trustee of the trusts listed on Appendix A attached hereto, its general partners

	By:	/s/ Schevon Miller
Name: Schevon Miller
Title: Authorized Signatory

	By:	/s/ Carlis E. Chisholm
Name: Carlis E. Chisholm
Title: Authorized Signatory

APPENDIX A

List of Partners in CET Investment Group

Settlement T-551-1

Settlement T-551-2

Settlement T-551-3

Settlement T-551-4

Settlement T-551-10

Settlement T-551-11

Settlement T-551-12

Settlement T-577

Settlement T-2390-A

Settlement T-2390-B

Settlement T-2390-C